As filed with the Securities and Exchange Commission January 12, 2005

                                   FORM U-6B-2
                           CERTIFICATE OF NOTIFICATION
         under the Public Utility Holding Company Act of 1935 ("PUHCA")

         The Union Light, Heat and Power Company ("ULH&P"), a Kentucky corporation and an indirect electric and gas utility subsidiary of Cinergy Corp., a Delaware corporation and registered holding company ("Cinergy"), hereby notifies the Commission that it has issued the securities described below pursuant to an exemption from Section 6(a) of PUHCA:

 1. Type of security:  debentures.

 2. Issue, renewal or guaranty:  issuance.

 3. Principal amount:  $40,000,000.

 4. Annual rate of interest: 5%.

 5. Date of issue:  December  9, 2004.

 6. Date of  maturity:  December  15,  2014.

 7. Acquirer(s) of the Debentures: KeyBanc Capital Markets, a Division of McDonald Investments Inc.

 8. Collateral:  none.

 9. Net Proceeds to ULH&P: approximately $39,200,000 after deducting expenses and the underwriter's discount.

10. Use of proceeds: the net proceeds will be used to repay outstanding short term indebtedness and for other corporate purposes.

11. Exemption claimed: Rule 52(a).

                                    THE UNION LIGHT, HEAT AND POWER COMPANY

                                    By: /s/Wendy L. Aumiller
                                           Wendy L. Aumiller
                                           Treasurer

Dated:  January 12, 2005